EXHIBIT 11 – Computation of Per Share Earnings (Loss)

(In thousands, except per share data)	Pre-Merger
Period from January 1 through July 30, 2008
NUMERATOR:
Net income attributable to the Company – common shares	$1,036,525
Less: Participating securities dividends	—
Less: Income from discontinued operations, net	640,236

Income from continuing operations attributable to the Company	396,289
Less: Income from continuing operations attributable to the Company – unvested shares	2,333

Income from continuing operations attributable to the Company per common share – basic and diluted	$393,956

DENOMINATOR:
Weighted average common shares - basic	495,044

Effect of dilutive securities:
Stock options and common stock warrants (1)	1,475

Denominator for net income per common share – diluted	496,519

Net income per common share:
Basic:
Income attributable to the Company before discontinued operations	$0.80
Discontinued operations	1.29

Net income attributable to the Company	$2.09

Diluted:
Income attributable to the Company before discontinued operations	$0.80
Discontinued operations	1.29

Net income attributable to the Company	$2.09

(1)	7.6 million stock options were outstanding at July 30, 2008 that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive as the respective options’ strike price was greater than the current market price of the shares.